Exhibit (a)(1)(I)

TARO PHARMACEUTICALS INDUSTRIES LTD.

NOTICE TO CERTAIN HOLDERS OF STOCK OPTIONS

RE: OFFER TO PURCHASE COMMON STOCK OF TARO PHARMACEUTICALS INDUSTRIES LTD.

November 25, 2013

As you may already know, Taro Pharmaceutical Industries Ltd. (the “Company”) has recently announced an offer to purchase its ordinary shares, nominal (par) value NIS 0.0001 per share, having an aggregate purchase price of up to $200 million through a modified “Dutch auction” tender offer, at a cash price not greater than $97.50 per share nor less than $84.50 per share, less any applicable withholding taxes and without interest (the “Offer”). The Offer is subject to a number of terms and conditions that are described in offering documents. You are receiving this letter because you hold either (1) vested stock options or (2) stock options that will vest on or before Monday, December 23, 2013, the deadline for participating in the Offer. This letter provides a brief overview of the Offer and the steps you need to take if you wish to participate.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, DECEMBER 23, 2013, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION TIME”).

Procedure For Option Holders to Participate

The Offer is generally being made to the Company’s stockholders. Because you hold vested options (or hold options that will vest before the Offer expires), you may participate in the Offer by first exercising your vested stock options and then tendering your shares in accordance with the terms and conditions of the Offer documents.

For information about your stock option grants, including grant date, exercise price, vesting dates, number of vested shares and expiration dates, please contact the Company’s human resources department. The Company’s human resources department representatives are also available if you have questions related to your stock options, or if you need assistance in exercising your vested stock options.

You should also review the prospectuses prepared in connection with the registration on Form S-8 of the Company’s shares underlying your stock options.

If you are a former employee of the Company and its subsidiaries, your vested stock options generally remain exercisable for three months following the effective date of your termination of employment; however, you should review your award agreement to confirm the date your stock options expire. Please keep the expiration date of your stock options in mind in making a decision about whether to participate in the Offer. The Offer will not extend the expiration date or otherwise modify the terms of your options.

Following the exercise of your stock options, you will receive ordinary shares of the Company that you may tender in the Offer if you so choose. You should evaluate all of the Offer documents to determine if participation would be advantageous to you. The Offer documents consist of (1) an Offer to Purchase dated November 25, 2013 and (2) a related Letter of Transmittal. You can obtain a copy of the Offer documents from MacKenzie Partners Inc., the Information Agent for the Offer, at 1-800-322-2885 (toll-free). The Offer to Purchase sets forth all of the terms and conditions of the Offer, some of which are summarized below. The related Letter of Transmittal is the form you would use to tell the Company you wish to participate in the Offer. If you have the shares that you receive upon exercise of options deposited into a brokerage account, the brokerage firm will be required to tender the shares on your behalf and you must complete any forms required to instruct the broker to tender on your behalf and must meet any deadlines set by the broker for receipt of those forms. If you are considering exercising your stock options and participating in the Offer, you should contact the Company’s human resources department, the Information Agent and/or your broker as soon as possible.

Whether or not you choose to exercise your stock options, and whether or not you choose to participate in the Offer, are entirely your decision. The Company’s Board of Directors has approved the making of the Offer. However, neither the Company nor its Board of Directors is making any recommendation as to whether you should exercise your stock options, participate in the Offer or at what price to direct your tender. You should review the Offer to Purchase and the related Letter of Transmittal and consult your own personal advisors before determining whether to exercise options, whether to participate in the Offer or at what price to direct your tender.

If you do decide to exercise your vested stock options and participate in the Offer, you should be aware that the Offer expires at 12:00 midnight, New York City time, on Monday, December 23, 2013 unless extended by the Company. In addition, as noted above, if the shares you receive upon exercise of options are deposited into a brokerage account, you will have to meet any earlier deadline set by the brokerage firm for receipt of your instruction to them to tender the shares in your account.

If you wish to exercise all or a portion of your vested stock options in order to tender the underlying shares in the Offer, you must exercise your stock options early enough to allow the Company to facilitate your exercise and to transfer the shares to you before the Offer expires. You should note that an option exercise procedure can take several days, so you should plan your decisions accordingly.

If you do elect to exercise your stock options, the exercise is not revocable, even if all or a portion of your shares are not accepted in the Offer.

Summary of Terms of the Offer

The terms and conditions of the Offer are fully set forth in the Offer to Purchase and related Letter of Transmittal, available as described above. The summary set forth below is intended to provide you with a brief overview of the Offer so that you can determine whether you want to obtain a copy of the Offer documents for further review.

Tendering stockholders may specify a price not greater than $97.50 per share nor less than $84.50 per share at which they are willing to sell their shares pursuant to the Offer. On the terms and subject to the conditions of the Offer, the Company will designate a single per share price that the Company will pay for shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. The Company will select the lowest purchase price, not greater than $97.50 per share nor less than $84.50 per share, that will allow it to purchase ordinary shares having an aggregate purchase price of $200 million, or a lower amount depending on the number of ordinary shares properly tendered and not properly withdrawn (such purchase price, the “Final Purchase Price”). Only shares validly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be eligible for purchase in the Offer. All ordinary shares acquired in the Offer will be acquired at the Final Purchase Price, including those ordinary shares tendered at a price lower than the Final Purchase Price. However, due to the “odd lot” priority, proration and conditional tender offer provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if the number of shares properly tendered at or below the Final Purchase Price and not properly withdrawn have an aggregate value in excess of $200 million (based on the Final Purchase Price).

The Company will purchase only those shares properly tendered and not properly withdrawn upon the terms and conditions of the Offer. All shares accepted for payment will be paid promptly after the expiration of the tender offer period, net in cash, less any applicable withholding taxes and without interest. At the maximum Final Purchase Price of $97.50 per share, the Company would purchase 2,051,282 shares if the Offer is fully subscribed, which would represent approximately 4.6% of the issued and outstanding shares as of November 20, 2013. At the minimum Final Purchase Price of $84.50 per share, the Company would purchase 2,366,863 shares if the Offer is fully subscribed, which would represent approximately 5.3% of the issued and outstanding shares as of November 20, 2013.

Shares not purchased in the Offer will be returned at the Company’s expense promptly following the expiration of the Offer. The Company reserves the right, in its sole discretion, to change the stockholders’ per share purchase price options and to increase or decrease the aggregate value of shares sought in the Offer, subject to applicable law.

If you exercise any of your vested stock options, and the Company does not accept the tender of all or any of your shares for any reason, including, without limitation, oversubscription, you will not be able to rescind your stock option exercise.

Tax Implications

You should consult your own tax advisor as to the particular U.S. federal income tax and Israeli income tax consequences to you of exercising your stock options and tendering shares pursuant to the Offer and the applicability and effect of any state, local or foreign tax laws and other tax consequences with respect to option exercises and the Offer.

THE OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE

ACCEPTED FROM, OR ON BEHALF OF, HOLDERS OF SHARES IN ANY

JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD

NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

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